Exhibit 4.8

CONFIDENTIAL

McMASTER BIOSCIENCES INCUBATION CENTRE HOST AGREEMENT

B E T W E E N:

MCMASTER UNIVERSITY,
hereinafter referred to as the “University”; OF THE FIRST PART

and

PreMD Inc.
hereinafter referred to as “PreMD”; OF THE SECOND PART

WHEREAS the University has created the McMaster Biosciences Incubation Centre (“MBIC”) in order to host certain incubator occupants for the purposes of fostering a conducive collective environment for bioscience research and development.

AND WHEREAS PreMD wishes to become a participant at the MBIC;

AND WHEREAS the parties wish to set out the terms and conditions under which the University will make available space and services for PreMD at the MBIC.

NOW THEREFORE IN CONSIDERATION of the mutual covenants herein, the parties agree as follows:

FACILITY SERVICES

1.	The University will provide the following services in order to assist PreMD in the pursuit of PreMD’s bioscience research, development and related activities, which services may be described as below:

(a)
a licence to use 915 square feet of contiguous functional laboratory and 135 square feet of office space, designated as (the “PreMD Licenced Space”), with space to accommodate up to six (6) staff of PreMD which space is more specifically described in Schedule “A” hereto attached ,.

(b)	provide those laboratory support services described in Schedule “B”.

(c)	to provide telephone/fax wiring connections, data and internet connections to a central panel- (PreMD will be responsible for making arrangements with service providers);

(d)     the opportunity to use shared reception, mail and other administration services and the  use of common boardroom and storage facilities;

(e)
access to common areas adjacent to the PreMD Licenced Space, including washrooms, lounges, first aid rooms and other such space owned or leased by the University consistent with access granted to other MBIC occupants;

(f)	access to University facilities and services, such as food services, photocopy services and athletics under the same conditions, arrangements and costs as members of the general public;

(g)	the option to purchase additional laboratory services at competitive rates as available to other occupants;

(h)
access to local area network services for all office computers and in the conference/meeting room and related IT services and support consistent with University / Computer Services Unit user charges and rates which shall be borne by PreMD;

(i)	normal utilities and maintenance of the PreMD Licenced Space at levels consistent with normal University office use for similar administrative areas; and

(j)
access to proximate University purchasing services, meeting rooms, conference rooms, board rooms, videoconferencing, university club, library and parking services under the same procedures and arrangements and at the same cost as University departments which costs shall be borne by PreMD;

In consideration of the provision of the services above, PreMD shall pay to the University during the term of this Agreement, those fees described in Schedule “C” hereof.

HEALTH AND SAFETY

2.        Consistent with its obligations as an employer, PreMD shall:

(a)
be responsible for demonstrating compliance with health and safety legislative standards for all of its employees and visitors; including, without limitation, compliance with all legislative requirements and McMaster University health and safety control programs specifically related to biosafety, radioactive materials and radiation generating devices and hazardous waste management;

(b)
be responsible for ensuring that all of its employees receive any and all relevant health, safety and emergency training. The University may provide, with remuneration from PreMD, access to health and safety training and services, access to crisis/emergency procedures training and access to ergonomic assessment services;

(c)	the University shall ensure that the PreMD Space has all requisite safety equipment including: fire extinguishers, hose access, smoke detectors, and first aid kits; and

(d)	make all remittances for and be responsible for all workplace safety and insurance claims involving PreMD employees.

INSURANCE

3.	PreMD will obtain and maintain at its expense (and provide to the University prior to the signing of this Agreement and annually thereafter) certificates evidencing:

(a)	Directors' and Officers' Liability lnsurance;

(b)	Professional Liability Insurance for PreMD personnel working in the Administrative Centre

(c)	"All Risks" insurance upon PreMD property normally located within the Administrative Centre;

(d)
Comprehensive General Liability Insurance against bodily injury including death, personal injury and property damage, also including liability assumed by contract, Tenant's legal liability and if applicable Non-Owned Automobile liability in an amount not less than Two Million Dollars ($2,000,000.00) per occurrence and not less than Two Million Dollars ($2,000,000.00) in respect of injury or death to a single person and not less than Five Hundred Thousand Dollars ($500,000.00) in respect of any single instance of property damage and will add the University as an Additional Insured.

Copies of these insurance policies will be forwarded by PreMD to the Environmental and Occupational Health Support Services, University Risk Management Office.

The insurance policies referred to in Sub-sections 5 (a), (b), (c) and (d) above will:
(i) contain a waiver of any right of subrogation or recourse by PreMD’s insurer against the University and its employees and agents whether or not any loss is caused by the act, omission or negligence of the University or its employees or agents; (ii) provide that PreMD will give the University thirty (30) days' prior written notice of cancellation of, material alteration in, or lapse of, any of such policies; and (iii) provide that such policies will not be invalidated with respect to the interest of the University by reason of any breach or violation by PreMD of any warranties, declarations, or conditions contained in the policies.

4.          Consistent with its obligations solely as a Licensor of the PreMD Space, the University will maintain a policy of Comprehensive General Liability insurance against bodily injury including death, personal injury and property damage, also including liability assumed by contract, Tenant's legal liability and Non-Owned Automobile liability in an amount not less than Five Million Dollars ($5,000,000.00) per occurrence and not less than Two Million Dollars ($2,000,000.00) in respect of injury or death to a single person and not less than Five Hundred Thousand Dollars ($500,000.00) in respect of any single instance of property damage and provide for cross-liability and severability of insurance, which means that each named insured on the policy can sue each other named insured under the terms of the policy.

INDEMNIFICATION

5.        PreMD will:

a)
indemnify and save harmless the University, its board of governors, members of its senate, their respective committees, its employees, agents and students from any and all claims or demands of any kind whatsoever, including the costs of defending such claims or demands, arising out of or related to the provision of facilities or services described in this Agreement save and except for any such claims or demands arising or resulting from the negligence or misconduct of the University, its employees or agents; and

b)
release the University, its board of governors, members of its senate, their respective committees, its employees, agents and students from any and all claims or demands of any kind whatsoever arising out of or related to the provision of facilities or services described in this Agreement, unless and to the extent such claims arise out of the negligence or misconduct of the University, its employees or agents.

TERMINATION

6.	This Agreement may be terminated by either party upon six (6) months notice in writing to the other party or by mutual agreement between the parties.

TERMS OF AGREEMENT

7.
This Agreement shall come into force as of December 1, 2005 for a term of three years. It will be reviewed by the parties annually and may be amended from time to time as both parties may agree in writing.

8.	The parties hereto are not partners of one another for the purposes of this Agreement or otherwise and neither is authorized hereby or otherwise to bind the other in any manner whatsoever.

9.
If any provision of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each provision of this Agreement shall be valid and enforced to the fullest extent permitted by law and be independent of every other provision of this Agreement.

10.
Each party hereto agrees from time to time, subsequent to the date hereof, to execute and deliver or cause to be executed and delivered to the other party hereto such instruments or further assurances as may, in the reasonable opinion of the other party, be necessary or desirable to give effect to the provisions of this Agreement.

11.
All communications which may be or are required to be given by either party to the other herein shall (in the absence of any specific provision to the contrary) be in writing and delivered or sent by prepaid registered mail or by facsimile transmission (provided sender obtains evidence or verification of transmission receipt) to the other party at their following respective addresses:

If to the University, at:

McMaster University
1200 Main Street West
Hamilton, Ontario
Canada
L8N 3Z5

Attention:            Nick Markettos
Office of Vice-President, Research
McMaster University
1280 Main Street West
Gilmour Hall Room 208
Hamilton, Ontario L8S 4L8
Fax No. 905-521-1993

If to PreMD, at:

PreMD Inc.
MDCL Rm 5126
McMaster University
1200 Main St. West
Hamilton, Ontario L8N 3Z5

Attention:            Michael J. Evelegh, Ph.D.
Executive Vice-President, Clinical & Regulatory Affairs,
PreMD Inc.
Telephone: (905) 627-3569; Fax: (905) 627-3071
Email: mevelegh@imimedical.com

If any such communication is sent by prepaid registered mail, it shall, subject to the following sentence, be conclusively deemed to have been received on the third Business Day following the mailing thereof and, if delivered or so telecopied, it shall be conclusively deemed to have been received at the time of delivery or transmission. Notwithstanding the foregoing provisions with respect to mailing, in the event that it may be reasonably anticipated that, due to any strike, lock-out or similar event involving an interruption in postal service, any communication will not be received by the addressee by no later than the third Business Day following the mailing thereof, then the mailing of any such communication as aforesaid shall not be an effective means of sending the same but rather any communication must be sent by delivery or facsimile transmission. Either party may from time to time change its address hereinbefore set forth by notice to the other of them in accordance with this section. As used here in the words "Business Day" mean the days of Monday to Friday, both inclusive, unless such day is a statutory or civic holiday in Hamilton, Ontario.

12.     No party hereto shall be held responsible or liable or be deemed to be in default or in breach of this Agreement for its delay, failure or inability to meet any of its obligations under this Agreement (other than any obligation to pay money) caused by or arising from any cause which is unavoidable or beyond the reasonable control of such party, including war, warlike operations, terrorism, riot, insurrection, orders of government, strikes, lockouts, quarantines, disturbances or any act of God or other cause which frustrates the performance of this Agreement.

13.     This Agreement and the rights and obligations and relations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein (but without giving consideration to any conflict of laws rules). The parties hereto agree that the Courts of Ontario shall have jurisdiction to entertain any action or other legal proceedings based on any provisions of this Agreement. Each party hereto does hereby attorn to the jurisdiction of the Courts of the Province of Ontario.

14.     This Agreement comprises the entire agreement between the two parties with respect to provision of services and facilities by the University to PreMD.

DISPUTE RESOLUTION

15.     The University and PreMD shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiations, as follows: Either party may give the other party written notice of any dispute not resolved in the normal course of business. Executives of both parties at levels one step above the personnel who have previously been involved in the dispute shall meet at a mutually acceptable time and place within 10 days after delivery of such notice, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the dispute. If the matter has not been resolved by these persons within 30 days of the disputing party's notice, or if the parties fail to meet within 10 days, the dispute shall be referred to senior executives of both parties who have authority to settle the dispute and who shall likewise meet to attempt to resolve the dispute. If the matter has not been resolved within 30 days from the referral of the dispute to senior executives, or if no meeting of senior executives has taken place within 15 days after such referral, the parties shall submit the dispute to arbitration by a single arbitrator agreed to by the University and PreMD or failing agreement to a panel of three arbitrators, one chosen by each of the University and PreMD and one chosen by the first two so chosen. The arbitration shall be conducted in accordance with the provisions of the Arbitration Act, 1991 (Ontario) or any successor to that Act. The arbitration award shall be final and binding on the University and PreMD without any right of appeal and shall deal with the question of costs of the arbitration.

Signed this ‘17th’ day of ‘November’ 2005.

For and on behalf of McMaster University by its duly authorized officers:

Signature:           “signed”_______________________

Name:   Dr. Mamdouh Shoukri

Title:                   Vice President Research and International Affairs

For and on behalf of PreMD by its duly authorized officer(s):

Signature:         “signed”______________________

Name:                 Michael J. Evelegh

Title:                   Executive Vice President

SCHEDULE “A”

Description of Space

The Licenced Space is located on the fifth floor of the Michael DeGroote Centre for Learning and Discovery (MDCL). It consists of 915 square feet of contiguous functional laboratory space (Room 5127) and 135 square feet of office space (Room 5126). This represents a combined floor area of 1050 square feet.

Laboratory space includes rooms 5127 and 5126. In addition PreMD will be able to make use of common spaces such as the Board Room subject to availability and booking with the MBIC administrator and the kitchen.

SCHEDULE “B”

Laboratory Equipment and Support Services

The space will be equipped with the following:

Chemical resistant laboratory benching
Fume Hood (Bench mounted)
Vented Acid Cabinet (under the fume hood)
Vented Solvent Cabinet (under the fume hood)
Vented Flamable Cabinet
Gas Cylinder Straps

The following electrical service will be available for equipment to be provided by the occupant:

Incubator	8A	120V
Biosafety cabinet	12A	110V
Milli-Q Ultrapure Water System	15A	115V	(1.7L/min 0.5 to 5.0 psi RO feed required)
Laboratory Glassware Washer	20A	220V
Refrigerator Upright (2)	15A	110V
Freezer -20degC	15A	110V

Other services that may be available to PreMD on a “fee for service” basis (if capacity to offer these services exists at the University) are:

Autoclave, wash-up, histology, FACS, Bio bar Services, Central Supply Services, Health Science Scientific Stores.

SCHEDULE “C”

Fees

In consideration of the provision of the services described in this agreement, PreMD shall pay to the University during the term of this Agreement, the following fees:

a)	the sum of $40.00 per annum, per square foot for Room 5127 (Wet Laboratory Space) in equal monthly instalments of $3,050.00 payable in advance on the 1st day of each month;

b)	the sum of $30.00 per annum, per square foot for Room 5126 (Office Space) in equal monthly instalments of $337.50 payable in advance on the 1st day of each month;

c)	the total monthly fee shall be $3,387.50 exclusive of Goods and Services Tax which, if applicable, shall be added thereto.

These fees will remain in force for a period of one year. At the anniversary of this agreement the University may review the fees in light of changes to the cost of services and utilities. Any annual increase in fees will not exceed 5% of the fees paid.